EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2010	2009	2008	2007	2006
COMPUTATION OF EARNINGS:
Income (loss) before income taxes	$353,439	$(147)	$(113,641)	$516,292	$485,235
Fixed charges	459,570	686,668	854,844	702,133	425,180

	$813,009	$686,521	$741,203	$1,218,425	$910,415

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense (b)	$455,254	$681,459	$848,681	$696,600	$419,360
Implicit interest in rent	4,316	5,209	6,163	5,533	5,820

	$459,570	$686,668	$854,844	$702,133	$425,180

RATIO OF EARNINGS TO FIXED CHARGES	1.8X	(c)	(d)	1.7x	2.1x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For the years ended June 30, 2010, 2009 and 2008, respectively interest expense excludes $2.0 million, $45.1 million and $10.2 million of non-cash amortization of warrant costs.

(c)	The amount of the coverage deficiency for the year ended June 30, 2009, was approximately $0.1 million.

(d)	As a result of the $212.6 million pre-tax write-off of goodwill, the amount of the coverage deficiency for the year ended June 30, 2008, was approximately $113.6 million.